Filed Pursuant to Rule 424(b)(3)

Registration No. 333-136116

PROSPECTUS

731,251 Shares

Adept Technology, Inc.

Common Stock

This prospectus relates to the disposition of up to 731,251 shares of Adept common stock or interests therein by the selling stockholders listed in this prospectus or their permitted transferees. The shares offered and sold under this prospectus were issued in a private transaction.

The prices at which the selling stockholders or their permitted transferees may dispose of their Adept shares or interests therein will be determined by the selling stockholders at the time of sale and may be at the prevailing market price for the shares, at prices related to such market price, at varying prices determined at the time of sale, or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may offer and sell the shares or interests therein under this prospectus is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. Adept will not receive any of the proceeds from the sale of the shares offered under this prospectus.

Our common stock commenced trading on the Nasdaq National Market, or Nasdaq, under the symbol “ADEP” on November 15, 2005. On August 8, 2006, the last reported sale price of our common stock on Nasdaq was $15.78 per share.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED ON PAGE 2 OF THIS PROSPECTUS. SEE “ RISK FACTORS”.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 9, 2006

No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Adept, any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

RISK FACTORS

You should carefully consider the risks described below that we believe to be the risks faced by Adept, as well as other information contained in this prospectus, before making a decision to buy our common stock. Investing in our common stock involves a high degree of risk. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

Our operating results fluctuate from quarter to quarter due to factors that are difficult to forecast, are often out of our control and can be extremely volatile.

Our past revenues and other operating results may not be accurate indicators of our future performance, and you should not rely on such results to predict our future performance. Our operating results have been subject to significant fluctuations in the past, and could be subject to fluctuations in the future. The factors that may contribute to these fluctuations include:

•	our ability to effectively manage our working capital;

•	fluctuations in aggregate capital spending, cyclicality and other economic conditions domestically and internationally in one or more industries in which we sell our products;

•	changes or reductions in demand in the electronics/communications, automotive, food, pharmaceutical, and other markets we serve;

•	a change in market acceptance of our products or a shift in demand for our products

•	changes in our strategy, such as our increased focus on controllers and software products; and organizational changes made reflecting our strategy;

•	new product introductions by us or by our competitors;

•	changes in product mix and pricing by us, our suppliers or our competitors;

•	pricing and related availability of components and raw materials for our products;

•	our failure to manufacture a sufficient volume of products in a timely and cost-effective manner;

•	our failure to anticipate the changing product requirements of our customers;

•	changes in the mix of sales by distribution channel;

•	impact of accounting adjustments, such as those relating to share based compensation expense required under SFAS 123R;

•	exchange rate fluctuations;

•	shifts in geographic concentration of our sales or operations between domestic and international;

•	seasonal fluctuations in demand and our associated revenue, for which demand is generally lower in the first half of the fiscal year;

•	our ability to expand our product offerings through acquired technologies and products;

•	extraordinary events such as litigation or acquisitions;

•	decline or slower than expected growth in those industries requiring precision assembly automation; and

•	slower than expected adoption of distributed controls architecture or the adoption of alternative automated technologies.

Revenues also impact our gross margins. Our gross margins can vary greatly for a number of reasons, and our operating results tend to fluctuate as a result of the variance in gross margins. The mix of products we sell can vary from period to period, particularly with respect to the volume of lower margin hardware products (such as mechanical subsystems purchased from third party vendors), and higher margin controllers and software products. While we intend to more aggressively pursue opportunities to sell our controllers and software, we cannot give any assurances regarding the growth of our sales of these higher margin products in the future. Other factors that impact gross margins include:

•	currency exchange rate fluctuations for our international sales;

•	the average selling prices of products we sell including changes in the average discounts offered;

•	the costs to manufacture, service and support our products and enhancements;

•	the costs to customize our systems;

•	the volume of products produced and associated production volume variances, if any, generated;

•	our efforts to enter new markets; and

•	certain inventory-related costs including obsolescence of products and component demand changes resulting in excess inventory.

We generally recognize product revenues upon shipment or, for certain international sales, upon receipt by the customers. As a result, our net revenues and results of operations for a fiscal period will be affected by the timing of orders received and orders shipped during the period. A significant percentage of our product shipments occur in the last month of each fiscal quarter. Historically, this has been due in part, at times, to our inability to forecast the level of demand for our products or the product mix for a particular fiscal quarter. To address this problem we periodically stock inventory levels of completed robots, machine controllers and certain strategic components. A delay in shipments near the end of a fiscal period, for example, due to product development delays or delays in obtaining materials, may cause sales to fall below expectations and harm our operating results for the period.

Similarly, our indirect costs, production capacity and operating expenses are largely fixed in the short run. Continued investments in research and development, capital equipment and ongoing customer service and support capabilities result in significant fixed costs that we cannot reduce rapidly. As a result, if our sales for a particular fiscal period are below expected levels, our cost of revenue increases and our operating results for the period could be materially adversely affected. Further, if shipments of our products fail to meet forecasted levels, the increased inventory levels and increased operating expenses in anticipation of sales that do not materialize could adversely affect our business and substantially impact our liquidity. In the event that in some fiscal quarter our net revenues or operating results fall below the expectations of public market analysts and investors, the price of our common stock may fall. We may not be able to increase or sustain our profitability on a quarterly or annual basis in the future.

Our international operations and sales and foreign suppliers subject us to foreign currency exchange risks, divergent regulatory requirements and other financial and operating risks outside of our control that may harm our operating results.

We have significant and expanding operations outside the United States and a majority of our revenue is derived from non-U.S. sales. International sales were $28.6 million for the nine months ended April 1, 2006, $33.9 million for the fiscal year ended June 30, 2005 and $22.7 million for the fiscal year ended June 30, 2004. This represented 67.0%, 67.2% and 46.1% of revenue for the respective periods. We expect that revenue from our international operations will continue to account for a significant portion of our total revenue. We expect that revenue for sales into Asia, in particular, will grow as a percentage of total revenue, as we expand our presence in the Asia-Pacific region. We also purchase some critical components and mechanical subsystems from, and increasingly rely upon, foreign suppliers. As a result, our operating results are subject to the risks inherent in international sales and purchases, which include the following:

•	unexpected changes in regulatory requirements;

•	political, military and economic changes and disruptions, including terrorist activity;

•	transportation costs and delays;

•	foreign currency fluctuations;

•	export/import controls;

•	tariff regulations and other trade barriers;

•	higher freight rates;

•	difficulties in staffing and managing foreign sales operations;

•	stringent local jurisdictional requirements regarding employees and union activity;

•	greater difficulty in and longer time required for accounts receivable collection in foreign jurisdictions; and

•	potentially adverse tax consequences.

Ongoing global economic and political developments and the resulting changes in currency exchange rates, most notably between the U.S. dollar, the euro, and the Japanese yen, have had, and may in the future have, a significant effect on our business, operating results and financial condition. The decline in value of the U.S. dollar to the euro in fiscal 2004 and 2005 resulted in a currency exchange gain for us, whereas the increase in value of the U.S. dollar to the euro in the first nine months of fiscal 2006 resulted in a currency exchange loss, and future fluctuations may result in significant gains or losses. If there is an increase in the rate at which a foreign currency exchanges into U.S. dollars, the dollar has appreciated relative to the foreign currency, and it will take more of the foreign currency to equal the same amount of U.S. dollars than before the rate increase. Pricing our products and services in U.S. dollars in this circumstance results in an increase in the price for our products and services compared to those products of our competitors that are priced in local currency. This could result in our prices being uncompetitive in markets where business is transacted in the local currency. Foreign exchange fluctuations may render our products less competitive relative to locally manufactured product offerings, or could result in foreign exchange losses. To maintain a competitive price for our products in Europe and elsewhere, we may have to provide discounts or otherwise effectively reduce our prices, resulting in a lower margin on products sold in Europe and other relevant locations. Additionally, we make yen-denominated purchases of certain components and mechanical subsystems from certain of our sole or single source Japanese suppliers and thus remain subject to the transaction exposures that arise from foreign exchange movements between the dates foreign currency export sales or purchase transactions are recorded and the dates cash is received or payments are made in foreign currencies. Continued change in the values of the euro, yen or changes in the values of other foreign currencies could have a negative impact on our business, financial condition and results of operations.

We are in the process of expanding our presence in Asia in response to the increase in our sales into that region, and anticipate further increasing business as our customers expand manufacturing in China and elsewhere in Asia. We maintain an office in Singapore and sell standard components for products to OEMs who deliver products to Asian markets such as Japan, Malaysia, Korea, and China. Past turmoil in Asian financial markets and weakness in underlying economic conditions in certain Asian countries may continue to impact our sales to OEM customers who deliver to, are located in, or whose projects are based in those Asian countries. In addition, customers in those countries may face reduced access to working capital to fund component purchases, such as our products, due to higher interest rates, reduced bank lending due to contractions in the money supply or the deterioration in the customer’s or their bank’s financial condition or the inability to access local equity financing. In the past, as a result of this lack of working capital and higher interest rates, we have experienced periodic declines in sales to OEMs serving the Asian market.

With approximately two-thirds of our sales coming from international sales, collection times on those sales are longer because of longer delivery times, time required to clear customs, and generally slower payment patterns in some international markets. As our international sales increase, delays in receiving payment in connection with such sales may also more greatly impact our revenue and liquidity.

In addition to our international sales, maintaining operations in different countries requires us to expend significant resources to keep our operations coordinated and subjects us to differing laws and regulatory regimes that may affect our offerings and revenue.

We have experienced operating losses and negative cash flow in the past, and our doing so in the future could impair our operations and revenue-generating activities and adversely affect our results of operations.

Prior to our common stock financing in June 2006, we had limited cash resources, and because of certain regulatory restrictions impeding our ability to move certain cash reserves from our foreign operations to our U.S. operations, we may have limited access to a portion of our existing cash balances. We currently have an extension until August 15, 2006 for our short term credit facility of up to $5.0 million, under which no amounts are outstanding and expect to replace, renew or amend this facility before its expiration. We currently depend on funds generated from operating activities, plus the proceeds of our June 2006 common stock financing and the funds available through our credit facility to meet our operating requirements. Our ability to effectively operate and grow our business is predicated upon certain assumptions, including (i) that we will receive continued timely receipt of payment of outstanding receivables, and not otherwise experience severe cyclical swings in our receipts resulting in a shortfall of cash available for our disbursements during any given quarter, (ii) that we will not incur unplanned capital expenditures in fiscal 2007, and (iii) that funds remain available under a renewal of our existing credit facility or a new credit facility

If our projected revenue falls below current estimates or if operating expenses exceed current estimates, we may not be able to take advantage of market opportunities, develop or enhance new products to an extent desirable to execute our strategic growth plan, pursue acquisitions that would complement our existing product offerings or enhance our technical capabilities to fully execute our business plan or otherwise adequately respond to competitive pressures or unanticipated requirements. Any of these actions would adversely impact our business and results of operations.

The long sales cycle, customer evaluation process, and implementation period of our products may increase the costs of obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. Orders expected in one quarter may shift to another quarter or be cancelled with little advance notice as a result of the customers’ budgetary constraints, internal acceptance reviews, and other factors affecting the timing of customers’ purchase decisions. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy evaluation and approvals that typically accompany capital expenditure approval processes. The sales cycles of our products often last for many months or even years. In addition, the time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results. Longer sales cycles require us to invest significant resources in attempting to make sales, which may not be realized in the near term and therefore may delay or prevent the generation of revenue. In addition, should our financial condition deteriorate, prospective customers may be reluctant to purchase our products, which would have an adverse effect on our revenue.

Sales of our products depend on the capital spending patterns of our customers, which tend to be cyclical; we have experienced reduced demand in some of the industries in which we operate, which has and may continue to adversely affect our revenue and we may not be able to quickly ramp up if demand significantly increases.

Intelligent automation systems using our products can range in price from $25,000 to $500,000. Accordingly, our success is directly dependent upon the capital expenditure budgets of our customers. Our future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns and other factors affecting capital spending. Although the majority of our international customers are not in the Asia-Pacific region, a significant portion of our revenues comes from sales in this region, and we believe that any instability in Asia-Pacific economies could also have a material adverse effect on the results of our operations as a result of a reduction in sales by our customers to those markets. Domestic or international recessions or a downturn in one or more of our major markets, such as the electronic/communications and food and pharmaceuticals industries, and resulting cutbacks in capital spending would have a direct, negative impact on our business.

Downturns in the industries we serve often occur in connection with, or anticipation of, maturing product cycles for both companies and their customers and declines in general economic conditions. Industry downturns have been characterized by reduced demand for devices and equipment, production over-capacity and accelerated decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses while at the same time, continue to motivate and retain key employees. In fiscal 2006, U.S. manufacturing markets remained soft. We implemented a worldwide restructuring program in fiscal 2002 to realign our businesses to the changes in our industry and our customers’ decrease in capital spending. We made additional cost reductions in fiscal 2003 through 2005 to further realign our business. Despite this restructuring activity, our ability to reduce expenses in response to any downturn in any of these industries is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. The long lead-time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell. We believe our future performance will continue to be affected by the cyclical nature of these industries, and thus, any future downturn in these industries could therefore harm our revenue and gross margin if demand drops or average selling prices decline.

Industry upturns have been characterized by abrupt increases in demand for devices and equipment and production under-capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of qualified personnel. Our inability to ramp-up in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors.

We have engaged in substantial restructuring activities in the past, and may need to implement further restructurings in the future, and our restructuring efforts may negatively impact our business.

The intelligent automation industry is subject to rapid change. We have responded to increased changes in the industry in which we compete by restructuring our operations and reducing the size of our workforce while attempting to maintain our market presence in the face of increased competition. Despite our efforts to structure Adept and our businesses to meet competitive pressures and customer needs, we cannot assure that we will be successful in continuing to implement these restructuring activities or that the reductions in workforce and other cost-cutting measures will not harm our business operations and prospects. Our inability to structure our operations based on evolving market conditions could negatively impact our business. We also cannot be certain that we will not be required to implement further restructuring activities, make additions or other changes to our management or reductions in workforce based on other cost reduction measures or changes in the markets and industry in which we compete. Restructuring activities can create unanticipated consequences and adverse impacts on the business, and we cannot be sure that any future restructuring efforts will be successful.

We have significant dependence on outsourced manufacturing capabilities and single source suppliers. If we experience disruptions in the supply of one or more key components, we may be unable to meet product demand and we may lose customers and suffer decreased revenue.

We obtain many key components and materials and most of our mechanical subsystems from sole or single source suppliers with whom we have no guaranteed supply arrangements. In addition, some of our sole or single sourced components and mechanical subsystems incorporated into our products have long procurement lead times. Our reliance on outsourced manufacturing and other capabilities, and particularly our reliance on sole or single source suppliers, involves certain significant risks including:

•	loss of control over the manufacturing process;

•	potential absence of adequate supplier capacity;

•	potential for significant price increases in the components and mechanical subsystems;

•	potential inability to obtain an adequate supply of required components, materials or mechanical subsystems; and

•	reduced control over manufacturing yields, costs, timely delivery, reliability and quality of components, materials and mechanical subsystems.

We do not have contracts with certain of our sole or single source suppliers. If any one of our suppliers were unable or unwilling to manufacture the components, materials or mechanical subsystems we need in the volumes we require, we would have to identify and qualify acceptable replacements. The process of qualifying suppliers may be lengthy, and additional sources may not be available to us on a timely basis, on acceptable terms or at all. If sufficient quantities of these items were not available from our existing suppliers and a relationship with an alternative vendor could not be developed in a timely manner, shipments of our products could be interrupted and reengineering of these products could be required. We have limited control over the quality of certain manufactured products and their acceptance by our customers. In the past, we have experienced quality control or specification problems with certain key components provided by sole source suppliers, and have had to design around the particular flawed item. Any quality issues could result in customer dissatisfaction, lost sales, and increased warranty costs. In addition, some of the components that we use in our products are in short supply. We have also experienced delays in filling customer orders due to the failure of certain suppliers to meet our volume and schedule requirements. Some of our suppliers have also ceased manufacturing components that we require for our products, and we have been required to purchase sufficient supplies for the estimated life of such product line. Problems of this nature with our suppliers may occur in the future.

Disruption, significant price increases, or termination of our supply sources could require us to seek alternative sources of supply, could delay our product shipments and damage relationships with current and prospective customers, require us to absorb a significant price increase or risk pricing ourselves out of the market, or prevent us from taking other business opportunities, any of which could have a material adverse effect on our business. If we incorrectly forecast product mix for a particular period and we are unable to obtain sufficient supplies of any components or mechanical subsystems on a timely and cost effective basis due to long procurement lead times, our business, financial condition and results of operations could be substantially impaired. Moreover, if demand for a product for which we have purchased a substantial amount of components fails to meet our expectations, or due to component price increases causes us to be priced out of the market, we would be required to write off the excess inventory. A prolonged inability to obtain adequate timely deliveries of key components or obtain components at prices within our business model could have a material adverse effect on our business, financial condition and results of operations.

Regulations requiring recognition of compensation expense related to equity compensation could significantly adversely affect our results of operations and harm our trading price.

The Financial Accounting Standards Board’s Statement 123R, Share-Based Payment, which was a revision of Statement 123, Accounting for Stock Based Compensation became effective for Adept in the first quarter of fiscal 2006. Statement 123R requires share-based payments to employees, including grants of employee stock options, to be recognized as expense in the financial statements based on their fair values and does not allow proforma disclosure as an alternative to financial statement recognition. Adept evaluated option valuation methodologies and assumptions in light of FAS 123R pronouncement guidelines related to employee stock options and decided to continue using the Black-Scholes method, with adjustments to the methodology as necessary for reporting under Statement 123R guidelines. As a result, our operating results for fiscal year 2006 contain, and our operating results for future periods will contain, a charge for share-based compensation related to stock options and employee stock purchases. This charge is in addition to other share-based compensation expense we have recognized in prior periods. Statement 123R had a significant impact on our operating results for the first nine months of 2006, with 123R charges of $641,000 reducing operating income to $1.3 million, and Adept expects the adoption will have a significant adverse impact on our operating results in the future. We cannot predict the effect that this adverse impact on our reported operating results will have on the trading price of our common stock.

Our business will decline if we cannot keep up with the rapid pace of technological change and new product development that characterize the intelligent automation industry.

The intelligent automation industry is characterized by rapid technological change and new product introductions and enhancements. Our ability to remain competitive depends greatly upon the technological quality of our products and processes compared to those of our competitors and our ability both to continue to develop new and enhanced products and to introduce those products at competitive prices and on a timely and cost-effective basis. We may not be successful in selecting, developing, and manufacturing new products or in enhancing our existing products on a timely basis or at all. Our new or enhanced products may not achieve market acceptance. Our failure to successfully select, develop, and manufacture new products, or to timely enhance existing technologies and meet customers’ technical specifications for any new products or enhancements on a timely basis, or to successfully market new products, could harm our business. If we cannot successfully develop and manufacture new products or meet specifications, our products could lose market share, our revenue and profits could decline, or we could experience operating losses. New technology or product introductions by our competitors could also cause a decline in sales or loss of market acceptance for our existing products or force us to significantly reduce the prices of our existing products.

From time to time we have experienced delays in the introduction of, and certain technical and manufacturing difficulties with, some of our products, and we may experience technical and manufacturing difficulties and delays in future introductions of new products and enhancements. Our failure to develop, manufacture, and sell new products in quantities sufficient to offset a decline in revenue from existing products or to successfully manage product and related inventory transitions could harm our business.

Our success in developing, introducing, selling, and supporting new and enhanced products depends upon a variety of factors, including timely and efficient completion of hardware and software design and development, implementation of manufacturing processes, and effective sales, marketing, and customer service. Because of the complexity of our products, significant delays may occur between a product’s initial introduction and commencement of volume production.

The development and commercialization of new products involve many difficulties, including:

•	the identification of new product opportunities;

•	the retention and hiring of appropriate research and development personnel;

•	the determination of the product’s technical specifications;

•	the successful completion of the development process;

•	the successful marketing of the product and the risk of having customers embrace new technological advances; and

•	additional customer service costs associated with supporting new product introductions and/or effecting subsequent potential field upgrades.

The development of new products may not be completed in a timely manner, and these products may not achieve acceptance in the market. The development of new products has required, and will require, that we expend significant financial and management resources. If we are unable to continue to successfully develop new products in response to customer requirements or technological changes, our business may be harmed.

In connection with our cost control efforts, we have limited resources to allocate to research and development and must allocate our resources among a wide variety of projects. Because of intense competition in our industry, the cost of failing to invest in strategic products is high. If we fail to adequately invest in research and development, we may be unable to compete effectively in the intelligent automation markets in which we operate.

If we fail to develop and enhance an effective system of internal controls and disclosure controls, we may not be able to accurately report our financial results or obtain an unqualified attestation report from our independent auditors in the future, which could subject us to regulatory sanctions or litigation, harm our operating results and cause the trading price of our stock to decline.

Effective internal controls required under Section 404 of the Sarbanes-Oxley Act of 2002 and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed. We have in the past discovered, and may in the future discover, areas of our internal controls and disclosure controls that need improvement. For example, during the fiscal 2005 audit, our former external auditors identified a material weakness related to the number of post-closing adjustments recorded by us, which meant that they believed that there was “a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.” Similarly, we received a notice of certain control deficiencies from our current external auditors during their review of financial results for the first and second quarters of fiscal 2006, primarily in connection with our controls related to SFAS 123R compensation expense. The issue was our inability to detect errors in compensation expense reports generated by third-party software we rely upon for the computations, as the vendor had not yet fully and properly incorporated the requirements of SFAS 123R into its software, and a computational error in the calculation of earnings per share. We have modified our procedures and developed reasonable estimates of the necessary data, and we believe the vendor has now fully resolved the issue. To prepare for compliance with Section 404, which for the company under current regulations will be required as of June 30, 2008, we have undertaken certain actions including the adoption of an internal plan, which includes a timeline and schedule of activities for the evaluation, testing and remediation, as necessary, of internal controls. These actions have resulted in and are likely to continue to result in increased expenses, and have required and are likely to continue to require significant efforts by management and other employees. In the future, our independent auditors must evaluate management’s assessment concerning the effectiveness of our internal controls over financial reporting and render an opinion on our assessment and the effectiveness of our internal controls over financial reporting. We cannot be certain that our internal controls measures will be timely or successful to ensure that we implement and maintain adequate controls over our financial processes and reporting in the future and our independent auditors may not be able to render an unqualified attestation concerning our assessment and the effectiveness of our internal controls. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could subject us to regulatory sanctions, harm our business and operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also harm our reputation and cause investors to lose confidence in our reported financial information, which could have a negative impact on the trading price of our stock.

Our future success depends on our continuing ability to attract, integrate, retain and motivate highly-qualified managerial and technical personnel.

Competition for qualified personnel in the intelligent automation industry is intense. Our inability to recruit, train, motivate and retain qualified management and technical personnel on a timely basis would adversely affect our ability to manage our operations and design, manufacture, market, and support our products. We have recently experienced significant changes in our management, including hiring a new Chief Financial Officer (CFO) in June 2006 and changes in the last two years with respect to several other of our executive officers, and have not completed our succession plan with respect to our existing Chief Executive Officer (CEO). We reduced headcount in connection with our restructurings in prior fiscal years and made changes in other senior personnel, which changes, taken with our more recent management changes, may lead to employee questions regarding future actions by Adept leading to additional retention difficulties. Other than our CEO’s and CFO’s offer letter which include certain limited change of control severance if terminated, and offer letters with certain of our officers that include only basic compensation terms, we have no employment agreements with our senior management.

We may incur credit risk-related losses because many of the resellers we sell to are small operations with limited financial resources.

Substantial portions of our sales are to system integrators that specialize in designing and building production lines for manufacturers. Many of these companies are small operations with limited financial resources, and we have from time to time experienced difficulty in collecting payments from certain of these companies. As a result, we perform ongoing credit evaluations of our customers. To the extent we are unable to mitigate this risk of collections from system integrators, our results of operations may be harmed. In addition, due to their limited financial resources, during extended market downturns the viability of some system integrators may be in question, which would also result in a reduction in our revenue or credit losses.

We do not generally have long-term contracts with our customers, and our order bookings and backlog cannot be relied upon as a future indicator of sales.

We generally do not have long-term contracts with our customers and existing contracts and purchase commitments may, under certain circumstances, be cancelled. As a result, our agreements with our customers do not provide meaningful assurance of future sales. Furthermore, our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. Backlog should not be relied on as a measure of anticipated demand for our products or future revenue, because the orders constituting our backlog are subject to changes in delivery schedules and in certain instances are subject to cancellation without significant penalty to the customer. Because our customers are free to purchase products from our competitors, we are exposed to competitive price pressure on each order. Any reductions, cancellations or deferrals in customer orders could have a negative impact on our financial condition and results of operations.

We market and sell our products primarily through an indirect channel comprised of third party resellers, and are subject to certain risks associated with this method of product marketing and distribution.

We believe that our ability to sell products to system integrators and OEMs will continue to be important to our success. However, our relationships with system integrators and OEMs are generally not exclusive, and some of our system integrators and OEMs may expend a significant amount of effort or give higher priority to selling products of our competitors. In the future, any of our system integrators or our OEMs may discontinue their relationships with us or form additional competing arrangements with our competitors. The loss of, or a significant reduction in revenue from, system integrators or OEMs to which we sell a significant amount of our product could negatively impact our business, financial condition or results of operations.

We cannot control the procurement, either with respect to the timing or amount of orders placed, by our resellers. We also cannot control the sales or marketing efforts of the systems integrators and OEMs who sell our products, which may result in lower revenue if they do not successfully market and sell our products or choose instead to promote competing products.

As we enter new geographic and applications markets, we must locate and establish relationships with system integrators and OEMs to assist us in building sales in those markets. It can take an extended period of time and significant resources to establish a profitable relationship with a system integrator or OEM because of product integration expenses, training in product and technologies and sales training. We may not be successful in obtaining effective new system integrators or OEMs or in maintaining sales relationships with them. In the event a number of our system integrators and/or OEMs experience financial problems, terminate their relationships with us or substantially reduce the amount of our products they sell, or in the event we fail to build or maintain an effective systems integrator or OEM channel in any existing or new markets, our business, financial condition and results of operations could be adversely affected.

Forecasting our estimated annual effective tax rate is complex and subject to uncertainty, and material differences between forecasted and actual tax rates could have a material impact on our results of operations.

Forecasts of our income tax position and resultant effective tax rate are complex and subject to uncertainty because our income tax position for each year combines the effects of a mix of profits and losses earned by us and our subsidiaries in tax jurisdictions with a broad range of income tax rates as well as benefits from available deferred tax assets and costs resulting from tax audits. To forecast our global tax rate, pre-tax profits and losses by jurisdiction are estimated and tax expense by jurisdiction is calculated. If the mix of profits and losses, our ability to use tax credits, or effective tax rates by jurisdiction is different than those estimates, our actual tax rate could be materially different than forecasted, which could have a material impact on our results of operations.

If we cannot identify and make acquisitions of other technologies and products, our ability to expand our operations and increase our revenue may be impaired.

A meaningful portion of our historical growth was attributable to acquisitions of other technologies and businesses. We expect that acquisitions of complementary products and technologies in the future may again play an important role in our ability to expand our operations and increase our revenue. Our ability to make acquisitions is challenged by our cash constraints, the level and volatility of our common stock price and thin trading volume affecting liquidity considerations, making equity transactions more expensive. If we are unable to identify suitable targets for acquisition or complete acquisitions on acceptable terms, our ability to expand our product and/or service offerings and increase our revenue may be impaired.

Any acquisition we may make in the future could disrupt our business, increase our expenses and adversely affect our financial condition or operations.

In the future we may make acquisitions of, or investments in, other businesses that offer products, services, and technologies that management believes will further our strategic objectives. We cannot be certain that we would realize the benefits anticipated as a result of these acquisitions, including our ability to integrate any businesses, technologies or personnel that we might acquire, and any acquisitions might divert our management’s attention away from our core business. Any future acquisitions or investments we might make would present risks commonly associated with these types of transactions, including:

•	difficulty in combining the product offerings, operations, or workforce of an acquired business;

•	potential loss of key personnel of an acquired business;

•	adverse effects on existing relationships with suppliers and customers;

•	disruptions of our on-going businesses;

•	difficulties in realizing our potential financial and strategic objectives through the successful integration of the acquired business;

•	difficulty in maintaining uniform standards, controls, procedures and policies;

•	potential negative impact on results of operations due to goodwill impairment write-offs, amortization of intangible assets other than goodwill, or assumption of anticipated liabilities;

•	risks associated with entering markets in which we have limited previous experience;

•	potential negative impact of unanticipated liabilities or litigation; and

•	the diversion of management attention.

The risks described above, either individually or in the aggregate, could significantly harm our business, financial condition and results of operations. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and common stock. In addition, we may issue additional equity in connection with future acquisitions, which could result in dilution of our shareholders’ equity interest. Fluctuations in our stock price may make acquisitions more expensive or prevent us from being able to complete acquisitions on terms that are acceptable to us.

If we become subject to unfair hiring or termination claims, we could be prevented from hiring needed personnel, incur liability for damages and/or incur substantial costs in defending ourselves.

Companies in our industry whose employees accept positions with competitors frequently claim that these competitors have engaged in unfair hiring practices or that the employment of these persons would involve the disclosure or use of trade secrets. These claims could prevent us from hiring personnel or cause us to incur liability for damages. We could also incur substantial costs in defending ourselves or our employees against these claims, regardless of their merits. We may also experience actions against us for employment terminations that are perceived to be unjustified. Although to date we have not experienced any material claims, defending ourselves from these claims could divert the attention of our management away from our operations.

Our hardware and software products may contain defects that could increase our expenses and exposure to liabilities and/or harm our reputation and future business prospects.

Our hardware and software products are complex and, despite extensive testing, our new or existing products or enhancements may contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products or enhancements have been used in the marketplace for a period of time. We may discover product defects only after a product has been installed and used by customers. We may discover defects, errors, or performance problems in future shipments of our products. These problems could result in expensive and time consuming design modifications or large warranty charges, expose us to liability for damages, damage customer relationships, and result in loss of market share, any of which could harm our reputation and future business prospects. In addition, increased development and warranty costs could reduce our operating profits and could result in losses.

The existence of any defects, errors, or failures in our products could also lead to product liability claims or lawsuits against us, our channel partners, or against our customers. A successful product liability claim could result in substantial cost and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations. Although we are not aware of any product liability claims to date, the sale and support of our products entail the risk of these claims.

If our hardware products do not comply with standards set forth by the European Union, we will not be able to sell them in Europe.

The hardware products we sell in the European Union are required to comply with European Union Low Voltage, Electro-Magnetic Compatibility and Machinery Safety directives. The European Union mandates that our products carry the CE mark denoting that these products are manufactured in strict accordance to design guidelines in support of these directives. These guidelines are subject to change and to varying interpretation. New guidelines impacting machinery design go into effect each year. To date, we have retained TUV Rheinland to help certify that our controller-based products, including some of our robots, meet applicable European Union directives and guidelines. Adept hardware products have been declared as exempt by TUV Rheinland from the EU Directive WEEE/RoHS (Waste Electrical and Electronics Equipment/Reduction of Hazardous Substances). Although our existing certified products meet the requirements of the applicable European Union directives, we cannot provide any assurance that future products can be designed, within market window constraints, to meet the future requirements. If any of our robot products or any other major hardware products do not meet the requirements of the European Union directives, we would be unable to legally sell these products in Europe. Thus, our business, financial condition and results of operations could be harmed. Such directives and guidelines could change in the future, forcing us to redesign or withdraw from the market one or more of our existing products that may have been originally approved for sale.

Our failure to protect our intellectual property and proprietary technology may significantly impair our competitive advantage.

Our success and ability to compete depend in large part upon protecting our proprietary technology and trade secrets. We rely on a combination of patent, trademark and trade secret protection, and nondisclosure agreements to protect our proprietary rights, but have not always sought patent or similar protection on our technology where it may have been available. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks, and similar proprietary rights. In addition, patents issued to Adept may be challenged, invalidated, or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. We may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive, and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. These claims could result in costly litigation and the diversion of our technical and management personnel.

We may face costly intellectual property infringement claims.

We have received in the past, and may receive in the future, communications from third parties asserting that we are infringing certain patents and other intellectual property rights of others or seeking indemnification against such alleged infringement. The asserted claims and/or initiated litigation could include claims against us or our manufacturers, suppliers, or customers, alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. There are numerous patents in the automation components industry. It is not always practicable to determine in advance whether a product or any of its components infringes the intellectual property rights of others. As a result, from time to time, we may be forced to respond to intellectual property infringement claims to protect our rights or defend a customer’s rights. These claims, regardless of merit, could consume valuable management time, result in costly litigation, or cause product shipment delays, all of which could seriously harm our business, operating results and financial condition. In settling these claims, we may be required to enter into royalty or licensing agreements with the third parties claiming infringement. These royalty or licensing agreements, if available, may not have terms favorable to us. Being forced to enter into a license agreement with unfavorable terms could seriously harm our business, operating results and financial condition. Any potential intellectual property litigation could force us to do one or more of the following:

•	pay damages, license fees or royalties to the party claiming infringement;

•	stop selling products or providing services that use the challenged intellectual property;

•	obtain a license from the owner of the infringed intellectual property to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign the challenged technology, which could be time-consuming and costly.

If we were forced to take any of these actions, our business, financial condition and results of operations may suffer.

Risks Related to Our Industry

The market for intelligent automation products is intensely competitive, which may make it difficult to manage and grow our business or to maintain or enhance our profitability.

We compete with a number of robot, motion control, machine vision, and simulation software companies. Many of our competitors have substantially greater financial, technical, and marketing resources than we do. In addition, we may in the future face competition from new entrants in one or more of our markets.

Many of our competitors in the robot market are integrated manufacturers of products that produce robotics equipment internally for their own use and may also compete with our products for sales to other customers. Some of these large manufacturing companies have greater flexibility in pricing because they generate substantial unit volumes of robots for internal demand and may have access through their parent companies to large amounts of capital. Any of our competitors may seek to expand their presence in other markets in which we compete.

We believe that other principal competitive factors affecting the market for our products are:

•	product functionality and reliability;

•	price;

•	customer service;

•	delivery, including timeliness, predictability, and reliability of delivery commitment dates; and

•	product features such as flexibility, programmability, and ease of use.

Our current or potential competitors may develop products comparable or superior in terms of price and performance features to those developed by us or adapt more quickly than we can to new or emerging technologies and changes in customer requirements. We may be required to make substantial additional investments in connection with our research, development, engineering, marketing, and customer service efforts to meet any competitive threat, so that we will be able to compete successfully in the future. We expect that in the event the intelligent automation market expands, competition in the industry will intensify as additional competitors enter our markets and current competitors expand their product lines. Increased competitive pressure could result in a loss of sales or market share or cause us to lower prices for our products, any of which could harm our business.

If we are unable to effectively support the distinct needs of the multiple industries of our customers, the demand for our products may decrease and our revenue may decline.

We market products for the electronic/communications, automotive, appliance, food, and life sciences industries. Because we operate in multiple industries, we must work constantly to understand the needs, standards, and technical requirements of numerous different industries and must devote significant resources to developing different products for these industries. Our results of operations are also subject to the cyclicality and downturns in these markets. Product development is costly and time consuming. Many of our products are used by our customers to develop, manufacture, and test their own products. As a result, we must anticipate trends in our customers’ industries and develop products before our customers’ products are commercialized. If we do not accurately predict our customers’ needs and future activities, we may invest substantial resources in developing products that do not achieve broad market acceptance. Our decision to continue to offer products to a given market or to penetrate new markets is based in part on our judgment of the size, growth rate, and other factors that contribute to the attractiveness of a particular market. If our product offerings in any particular market are not competitive or our analyses of a market are incorrect, our business and results of operations could be harmed.

We may not receive significant revenue from our current research and development efforts for several years, if at all.

Internally developing intelligent automation products is expensive, and these investments often require a long time to generate returns. Our strategy involves significant investments in research and development and related product opportunities. Although our total expenditures for research and development have declined, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we cannot predict that we will receive significant revenue from these investments, if at all.

If we do not comply with environmental regulations, we may incur significant costs causing our overall business to suffer.

We are subject to a variety of environmental regulations relating to the use, storage, handling, and disposal of certain hazardous substances used in the manufacturing and assembly of our products. We believe that we are currently in compliance with all material environmental regulations in connection with our manufacturing operations, and that we have obtained all necessary environmental permits to conduct our business. However, our failure to comply with present or future regulations could subject us to such consequences as the imposition of substantial fines, suspension of production, and alteration of manufacturing processes or cessation of operations.

Compliance with environmental regulations could require us to acquire expensive remediation equipment or to incur substantial expenses. Our failure to control the use, disposal, removal, storage, or to adequately restrict the discharge of or assist in the cleanup of hazardous or toxic substances, could subject us to significant liabilities, including joint and several liability under certain statutes. The imposition of liabilities of this kind would harm our financial condition.

Risks Related to our Stock

The sale of a substantial amount of our common stock, including shares issued upon exercise of outstanding options and warrants in the public market, and the concentration of our equity ownership by a small number of stockholders, could adversely affect the liquidity of Adept securities and the prevailing market price of our common stock.

We had an aggregate of 7,583,913 shares of common stock outstanding as of July 24, 2006. In November 2003, we completed a private placement of an aggregate of approximately 2.2 million shares of common stock to several accredited investors referred to as the 2003 financing in this prospectus. Investors in the 2003 financing also received warrants to purchase an aggregate of approximately 1.1 million shares of common stock at an exercise price of $6.25 per share, with certain proportionate anti-dilution protections, and these warrants could be exercised at any time. Adept has the right to force the cash exercise of the warrants under certain circumstances as described under “Warrants to Purchase Common Stock” in the section titled “Description of Capital Stock and Other Securities” below. These investors beneficially own a substantial portion of our total outstanding equity securities, and these investors along with a few other stockholders together control the substantial majority of our outstanding common stock, which may affect the trading market for our stock, and also the results of the outcome of any matter upon which stockholders must vote or otherwise participate. We have registered for resale by the investors the shares of common stock issued, and to be issuable upon exercise of the warrants, in the 2003 financing. In addition to the shares registered pursuant to the registration statement of which this prospectus forms a part, the selling security holders included in the 2003 financing registration statement may offer up to an aggregate of approximately 3.9 million shares of our common stock, including more than 1.1 million shares of which are not currently outstanding but may be in the future.

Additionally, at July 24, 2006, options to purchase approximately 920,087 shares of our common stock were outstanding under our equity compensation plans, and an additional 540,575 shares of common stock were reserved for future grant and issuance under such plans. We also issue shares under our employee stock purchase plan. Shares of common stock issued under these plans generally will be freely tradable in the public market, subject to the Rule 144 limitations applicable to our affiliates. The exercise of options and conversion of the warrants will significantly increase the number of common shares outstanding, diluting the ownership interests of our existing shareholders. Further, the sale of a substantial amount of our common stock, including shares issued upon exercise of these outstanding options or issuable upon exercise of our warrants, or future options in the public market could adversely affect the prevailing market price of our common stock.

The ability of our Board of Directors to issue additional preferred stock could delay or impede a change of control of our company and may adversely affect the price an acquirer is willing to pay for our common stock.

The Board of Directors has the authority to issue, without further action by our shareholders, shares of preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting a series or the designation of such series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate purposes, could have the effect of delaying, deferring, or preventing a change in control of Adept without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. Additionally, the conversion of preferred stock into common stock may have a dilutive effect on the holders of common stock.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common stock has fluctuated substantially in the past, and will continue to be subject to significant fluctuations in the future in response to a variety of factors, including:

•	fluctuations in operating results, including as a result of compensation expense required by SFAS 123R and currency exchange fluctuations;

•	our liquidity needs and constraints;

•	effectiveness of cost control measures;

•	changes in our business focus and operational organization;

•	changes in management and other personnel;

•	the trading of our common stock on Nasdaq or other exchange;

•	the business environment, including the operating results and stock prices of companies in the industries we serve;

•	general conditions in the intelligent automation industry;

•	announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	change in analysts’ earnings estimates;

•	developments in the financial markets; and

•	perceived dilution from stock issuances, including as a result of our 2003 and 2006 financings.

Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions, terrorist or other military actions, or international currency fluctuations, as well as public perception of equity values of publicly-traded companies may adversely affect the market price of our common stock.

We may be subject to securities class action litigation if our stock price remains volatile or operating results suffer, which could result in substantial costs, distract management, and damage our reputation.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities or where operating results suffer. Companies like us, which are involved in rapidly changing markets are particularly subject to this risk. Although our financial results have improved, we incurred net operating losses in recent fiscal years and our stock price remains volatile. We may be the target of litigation of this kind in the future. Any securities litigation could result in substantial costs, divert management’s attention and resources from our operations, and negatively affect our public image and reputation.

Recent legislation, higher liability insurance costs and other increased costs of being public are likely to impact our future consolidated financial position and results of operations.

Significant regulatory changes, including the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated as a result of the Sarbanes-Oxley Act, and new accounting pronouncements or regulatory rulings will have an impact on our future financial position and results of operations. These regulatory requirements have, and in the future, are expected to increase general and administrative costs. In addition, insurance companies have significantly increased insurance rates as a result of higher claims since these regulatory changes. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles and adversely affect our financial position and operating results.

ADEPT TECHNOLOGY, INC.

Adept Technology, Inc. develops and markets motion control and machine vision software, intelligent vision-guided robotics systems and extensible controls technology on a global basis. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, industrial robots, and other flexible automation equipment. The Adept motion and vision controls platform is both multi-brand and multi-generational. The unique universal robot controller is integrated within Adept’s portfolio of intelligent assembly and material handling robots and has been extended to other non-Adept automation and robot mechanisms. Our robotics solutions are targeted at companies that require precision, flexibility and productivity in their application processes. Through sales to companies and systems integrators, we provide a suite of cost-effective software, robotics systems and services to companies in a variety of industries, including automotive, consumer electronics, consumer goods, disk drive, food, industrial tooling, medical devices and pharmaceuticals. We utilize our portfolio of high reliability mechanisms, high-performance motion controllers and application development software to deliver automation products that meet our customers’ increasingly complex manufacturing requirements. We offer our customers comprehensive and tailored automation systems that reduce the time and cost to design, engineer and launch products into high-volume production. The benefits of Adept automation products include increased manufacturing flexibility for future product generations, less customized engineering and reduced dependence on production engineers. In recent years, we have expanded our robot product lines and developed advanced software and vision technologies that have enabled robots to perform a wider range of functions. In fiscal 2005, we introduced the AdeptViper robot family, a line of 6-axis articulated robots designed specifically for precision assembly applications. In fiscal 2006, we introduced a family of new high performance linear modules called Adept Python Linear Modules, primarily for the electronics and automotive markets. These single axis devices can be coupled together by the user to form application-specific custom robot mechanisms ranging from two to four axes. Each Adept Python Module is powered by an Adept MotionBlox 10, an integrated single axis motion controller and power amplifier. Adept also delivers 24/7 applications engineering and field services worldwide including multi-generational robot and automation system upgrades and evergreen product support.

Adept’s current business is focused towards sales of production automation equipment and parts, and to a lesser extent from support and service activities associated with this equipment. Product revenue consists primarily of sales of robots, refurbished robots and spare parts. A growing portion of our revenues derives from sales of software. Adept sells two separate and distinct categories of software: (1) software elements within Adept’s robot and controller products, and (2) standalone software consisting primarily of Hexsight, a library of machine vision software tools. Support and service activities include providing information regarding the use of Adept’s automation equipment; assisting with the ongoing support of installed systems; consulting services for applications; and training courses ranging from system operation and maintenance to advanced programming geared towards manufacturing engineers who design and implement automation lines. We market and sell our products worldwide through more than 200 system integrators, our direct sales force and original equipment manufacturers (OEMs). System integrators and OEMs add application-specific hardware and software to our products, resulting in solutions that are sold to Global 1000 companies in the automotive, consumer electronics, consumer products, food, industry applications, medical devices and pharmaceutical industries. We have more than 35,000 Adept-controlled robots installed worldwide.

Founded in 1983, Adept Technology is the largest U.S.-based manufacturer of industrial robots. We were incorporated in California in 1983 and reincorporated in Delaware in November 2005. Our principal executive offices are located at 3011 Triad Drive, Livermore, California 94550. Our telephone number is (925) 245-3400 and our website address is http://www.adept.com. Information contained in our website is not a part of this prospectus.

Adept has 140 trademarks of which 15 are registered trademarks, some of which include the Adept Technology logo, AIM®, FireBlox®, HexSight®, Adept Cobra 600™, Adept Cobra 800™, Adept SmartAmp™, Adept SmartModule™, Adept SmartServo™, AdeptOne™, AdeptSix™, AdeptViper™, and Adept i-Sight.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and certain documents incorporated by reference in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the economic environment affecting us and the markets we serve;

•	sources of revenues and anticipated revenues, including the contribution from the growth of new products, including our controls software strategy, and markets;

•	impact of new products or change in product mix on margins;

•	our expectations regarding our cash flows and the impact of the timing of receipts and disbursements;

•	our estimates regarding our liquidity and capital requirements;

•	marketing and commercialization of our products under development;

•	our ability to attract customers and the market acceptance of our products;

•	our ability to establish relationships with suppliers, systems integrators and OEMs for the supply and distribution of our products;

•	plans for future products and services and for enhancements of existing products and services;

•	plans for future acquisitions of products, technologies and businesses; and

•	our intellectual property.

In some cases, you can identify forward-looking statements by terms such as “may,” “intend,” “might,” “will,” “should,” “could,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are based on assumptions that may or may not prove to be correct, and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

USE OF PROCEEDS

All proceeds from the disposition of the common shares covered by this prospectus will go to the selling stockholders. We will not receive any proceeds from the disposition of the common stock by the selling stockholders. See “Plan of Distribution”.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of July 24, 2006 by each of the selling stockholders, and as adjusted to reflect the sale of the shares in this offering. As of July 24, 2006, approximately 7,583,913 shares of our common stock were outstanding. The 731,251 shares of our common stock registered for public resale pursuant to this prospectus and listed under the column “Number of Shares Being Offered” include all of the shares of our common stock issued in the 2006 financing and currently held by the selling stockholders.

Shares listed under the column “Number of Shares Being Offered” represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 of the Securities Act of 1933, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

The information under the heading “Shares of Common Stock Beneficially Owned After the Offering” assumes each selling stockholder sells all of its shares offered pursuant to this prospectus to unaffiliated third parties and, that the selling stockholders will acquire no additional Adept common stock prior to the completion of this offering. Each selling stockholder may sell all, part or none of its shares.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from July 24, 2006 are deemed outstanding for computing the percentage ownership of the person holding the options or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

	Shares of Common Stock Beneficially Owned		Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholders(1)(2)	Number	Percent (2)	Number	Number	Percent
CROSSLINK VENTURES IV, L.P.	356,022	4.7%	356,022	0	0
CROSSLINK OMEGA VENTURES IV GmbH & Co. KG	14,894	*	14,894	0	0
OFFSHORE CROSSLINK OMEGA VENTURES IV, (a Cayman Islands Unit Trust)	114,615	1.5%	114,615	0	0
OMEGA BAYVIEW IV, L.L.C.	28,226	*	28,226	0	0
CROSSLINK CROSSOVER FUND IV, L.P.	217,494	2.9%	217,494	0	0
*	Less than 1%.

This table is based upon information supplied by the selling stockholders and Schedule 13D filed with the SEC and supplemental information provided to us by the selling stockholders.

(1)	Except as noted herein, the address of each of the selling stockholders is c/o Crosslink Capital, Two Embarcadero Center, Suite 2200, San Francisco, California 94111. The information contained in this table (except the information set forth in the column titled “Percent”) and footnotes is derived from information provided by the selling stockholders.

(2)	The securities reported as beneficially owned by the selling stockholders include securities also beneficially owned by the following affiliates of Crosslink Capital, Inc., collectively referred to as the Crosslink Affiliates: Crossover Fund IV Management, L.L.C a Delaware limited liability company (“Crossover IV Management”), Crosslink Ventures IV Holdings, L.L.C., a Delaware limited liability company (“Crosslink IV Holdings”), Crosslink Verwaltungs GmbH (“Verwaltungs”), Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn, Thomas Edward Bliska, David I. Epstein, James Feuille and Charles Finnie. Crosslink Capital, Inc., referred to as Crosslink Capital, is an affiliate of the selling stockholders and an investment adviser to investment funds of which Crossover IV Management, Crosslink IV Holdings or Verwaltungs is the general partner, manager or holder of Class B Units. Mr. Stark and Mr. Kaufman are control persons of Crosslink. Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn, Mr. Epstein, Mr. Feuille and Mr. Finnie are control persons of Crossover IV and Crosslink IV Holdings and, as a result, have discretionary investment power over the Adept securities held by the selling stockholders. Mr. Finnie is also a director of Adept. Mr. Stark and Mr. Kaufman are control persons of Verwaltungs. Crosslink and the Crosslink Affiliates constitute a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any other person. These securities are held directly by investment funds to which Crosslink is investment adviser for the benefit of the investors in those funds. These securities are indirectly beneficially owned by Crosslink in such capacity as investment adviser, by Crossover IV Management, Crosslink IV Holdings and Verwaltungs as the general partner, manager or holder of Class B Units of one or more of those funds that are the selling stockholders, and by Mr. Stark, Mr. Kaufman, Mr. Bliska, Mr. Dunn, Mr. Epstein, Mr. Feuille and Mr. Finnie as the control persons of those entities. Crosslink and the Crosslink Affiliates disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interest therein.

2006 Financing

On June 9, 2006, we entered into a common stock purchase agreement with the selling stockholders named in this prospectus. The transactions contemplated by this purchase agreement are referred to in this prospectus as the 2006 financing. We completed the 2006 financing on June 22, 2006 and received gross proceeds from the issuance and sale of our common stock in this financing in the amount of $10.0 million. Under the purchase agreement with these selling stockholders, also referred to collectively as the Crosslink Funds, we issued and sold an aggregate of 731,251 shares of common stock at a per share purchase price of $13.6752.

Pursuant to the purchase agreement, provided that the Crosslink Funds collectively beneficially own at least five percent of Adept’s outstanding common stock, Adept agreed to the designation by Crosslink Capital of one person for election to Adept’s board of directors, and to use its commercially reasonable efforts to cause such designee to be elected to the board of directors. Pursuant to the purchase agreement, Adept also agreed to provide the investors with certain information rights and rights to inspect Adept’s books, records, and properties while the selling stockholders hold five percent or more of Adept’s outstanding stock, and covenanted to take various actions, including registering the common stock issued in the 2006 financing, maintaining the listing of such shares on Nasdaq, maintaining Adept’s status as an SEC reporting company and corporate existence, and maintaining compliance with applicable laws. Adept also agreed to indemnify the Crosslink Funds generally for a 12-month period after closing the 2006 financing, for breaches of its representations, warranties and covenants in the purchase agreement.

Adept also entered into registration rights agreements with the selling stockholders under which we agreed to register for resale by the selling stockholders the shares of common stock issued in the 2006 financing, with such number of shares subject to adjustment as described above. See the section entitled “Description of Capital Stock and other Securities — Registration Rights,” for a discussion of these and other registration rights and obligations of Adept.

Designated Director Relationship

In connection with the 2006 financing, Crosslink Capital designated Charles Finnie to serve as a member of our board of directors, and Adept’s board of directors approved Mr. Finnie’s addition to the board.

Other than as disclosed in this prospectus, the selling stockholders have not had any material relationship with Adept in the past three years.

PLAN OF DISTRIBUTION

The selling stockholders and any of their permitted pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed Adept that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Adept is required to pay all fees and expenses incident to the registration of the shares, except for fees and expenses of counsel to the selling stockholders in amounts over $5,000 and underwriting discounts and commissions in connection with the selling stockholders’ offers and sale of the common stock. Adept has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK AND OTHER SECURITIES

Adept is authorized to issue 19,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share. As of July 24, 2006, there were approximately 7,583,913 shares of common stock outstanding and no shares of preferred stock outstanding.

The following is a summary of the material terms of our capital stock and certain other securities convertible into our capital stock. You should refer to our Certificate of Incorporation, as amended, and Bylaws and the agreements and instruments described below for more detailed information.

Common Stock

Each share of common stock entitles its record holder to one vote on all matters to be voted on by the stockholders of Adept. Except as otherwise provided by law, actions by the stockholders of Adept may be approved by a majority vote of the stockholders present at a duly called meeting of the stockholders at which a quorum is present, provided that the amendment of the Bylaws of Adept by the stockholders requires the affirmative vote or written consent of a majority of the outstanding shares of stock entitled to vote generally in the election of directors. The Board of Directors of Adept consists of seven directors, all of whom are elected annually at the annual meeting of stockholders, and is not classified. At all meetings of stockholders for the election of directors, a plurality of the votes cast is sufficient to elect. No provision of Adept’s Certificate of Incorporation or Bylaws provides for cumulative voting in the case of the election of directors or on any other matter.

Each holder of common stock of Adept is entitled to share pro rata in any dividends paid on the common stock in funds legally available for that purpose, when, as and if declared by the Board of Directors of Adept in its discretion. The shares of common stock of Adept have no preferred dividend rights or any conversion, redemption or other rights, or any rights to payment from any sinking or similar fund. The shares of common stock also do not have any preemptive, subscription or other similar rights. There are no restraints in the Certificate of Incorporation or Bylaws of Adept on the right of holders of shares of common stock to sell or otherwise alienate their shares of stock in Adept. There are no provisions in the Certificate of Incorporation or Bylaws of Adept providing for any calls or assessments against holders of shares of common stock or discriminating against any existing or prospective holder of shares of common stock as a result of such security holder owning a substantial amount of securities. Upon liquidation, dissolution or winding up of Adept, each holder of shares of common stock will be entitled to receive a pro rata share of the assets of Adept, after payment of, if any, all Adept’s debts and liabilities and subject to any applicable liquidation or other payments owed to preferred shareholders.

Preferred Stock

The shares of preferred stock of Adept are not designated by series, and there are no currently outstanding shares of preferred stock. Adept may issue preferred stock from time to time in one or more series. The Board of Directors is authorized, without the approval of existing stockholders, to determine or alter the rights, preferences, privileges and restrictions (including voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and sinking-fund provisions) granted to or imposed upon any wholly unissued series of preferred stock and the number of shares constituting any such series and the designation thereof, or any of them, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. The Board of Directors may authorize and issue preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Adept common stock. In addition, the issuance of preferred stock may have the effect of making removal of management more difficult, and delaying, deferring or preventing a change in control of Adept. Adept has no current plans to issue any shares of its preferred stock.

Warrants to Purchase Common Stock

Warrants to purchase 1,111,112 of the shares of common stock were issued in connection with Adept’s 2003 financing. The warrants have a term of exercise expiring on November 18, 2008. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, combination, capital reorganization, reclassification or merger or consolidation. Subject to certain exceptions, the per share exercise price of the warrants and the number of shares for which the warrants are exercisable are also subject to weighted average antidilution adjustment in the case of an issuance of shares of common stock or securities exercisable for or convertible into common stock, at a per share price less than the per share exercise price of the warrants then in effect. The warrants are exercisable at any time prior to their expiration date by delivering the warrant certificates to Adept, together with a completed election to purchase and the full payment of the exercise price or by means of a “net exercise” feature under which Adept does not receive any cash, but rather, the number of shares issued upon exercise is net of the number of shares withheld by Adept in lieu of payment of the exercise price. Under limited circumstances, where the closing price of Adept common stock is at least $12.50, subject to any adjustment for stock splits and similar events, for 20 consecutive trading days during which a registration statement covering the warrant shares is effective for at least 15 trading days, Adept may call the cash exercise of the warrants. The call right is subject to a 30-day advance notice by Adept, which notice period must be extended for a number of days equal to the number of days for which the registration statement covering the warrant shares is not effective.

In addition to Adept’s outstanding common stock and warrants, Adept has outstanding options to purchase its common stock held by its employees and directors and additional shares available for issuance under several equity compensation plans, as further described in Adept’s periodic reports filed with the SEC.

Anti-Takeover Provisions

Adept may issue preferred stock from time to time in one or more series, subject to certain authority held by the Board of Directors, including the authority to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. The issuance of preferred stock may have the effect of making removal of management more difficult and delaying, deferring or preventing a change in control of Adept.

Adept is subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes mergers, consolidations, asset sales and other transactions involving Adept and an interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of Adept voting stock. Section 203 could discourage certain potential acquirers unwilling to comply with its provisions.

Registration Rights

In connection with its 2003 financing, Adept covenanted in the related purchase agreements and in registration rights agreements to register the common stock and shares of common stock issuable upon conversion of the warrants issued in the 2003 financing, as such number of shares may be adjusted from time to time. Adjustments are described in the paragraph titled “Warrants” above. We agreed to file, at our expense, a registration statement covering the common stock and warrant shares, and to update the registration statement by supplement or amendment as needed. Under certain circumstances, if sales cannot be made pursuant to the registration statement, including by reason of a failure by Adept to update the registration statement, Adept will be required to pay to the investors liquidated damages in an amount equal to 1.5% of the aggregate amount paid by the investors for each 30-day period (but not for any portion thereof) during which the effectiveness of the registration statement is delayed or not available. Adept has the right under certain circumstances to delay updating the registration statement or prospectus included in the registration statement during periods while we are in possession of material non-public information that would be required to be included in the prospectus to the extent necessary to allow any post-effective amendment to the registration statement or supplement to the prospectus to be prepared and, if necessary, filed with the SEC and declared effective. In addition, Adept is also subject to other customary registration and indemnification obligations for the benefit of the participants in the 2003 financing. The sale of such common stock and warrant shares issued in connection with the 2003 financing are currently registered under a separate registration statement.

In connection with the 2006 financing, Adept entered into a registration rights agreement with the selling stockholders requiring Adept to file a registration statement within 45 days of the closing of the 2006 financing on June 22, 2006 and causing the registration statement to go effective within 120 days (150 days in the event of SEC review of the registration statement) after such closing. Adept must keep this registration statement effective for two years or until all of the shares issued in the 2006 financing are sold in a public offering (under this registration statement or otherwise) or can be sold without restriction under Rule 144(k). If the registration statement is not declared effective within the required period, Adept shall be required to issue additional shares with a value equal to 1.5% of the purchase price paid in the 2006 financing based upon the value of such common stock at the time as the obligation to issue the additional shares of common stock is triggered, and then an additional 1.5% of such original purchase price each month thereafter, subject to an aggregate limit, when added to the shares issued in the 2006 financing, of 13% of Adept’s outstanding common stock on the date of the purchase agreement. Adept, however, does have the ability to not have the registration statement declared effective or to suspend the registration statement for one or more periods of up to 20 consecutive days subject to a maximum of 45 days in any 12 months where the company determines in good faith, on advice of counsel, that such disclosure required by the registration statement would not be in the best interest of the company. In addition, Adept is also subject to other customary registration and indemnification obligations for the benefit of the selling stockholders.

Transfer Agent and Registrar; Market

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. Our common stock is traded on the Nasdaq under the symbol “ADEP.”

VALIDITY OF COMMON STOCK

Certain legal matters with respect to the legality of the issuance of the shares of common stock offered in this offering have been passed upon for us by Gibson, Dunn & Crutcher LLP, San Francisco, California.

EXPERTS

The consolidated financial statements of Adept Technology, Inc. appearing in Adept Technology, Inc.’s Annual Report (Form 10-K) for the year ended June 30, 2005 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-3, including exhibits, in connection with the common stock to be sold in this offering. This prospectus is part of the registration statement and does not contain all the information included in the registration statement. For further information about us and the common stock to be sold in this offering, please refer to the registration statement. When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement on to one of our previous SEC filings.

We also file annual, quarterly and special reports, proxy statements, and other information with the SEC. You may read and copy the registration statement on any other document we file with the SEC at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus certain information that we file with it. This means that we can disclose important information to you by referring you to another document that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. You should read the information incorporated by reference because it is an important part of this prospectus.

We incorporate by reference the following documents that we previously filed with the SEC pursuant to the Exchange Act:

(a)	The Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as filed with the Commission on September 28, 2005, including all material incorporated by reference therein;

(b)	The Registrant’s Quarterly Report on Form 10-Q for the quarters ended October 1, 2005, December 31, 2005, and April 1, 2006 as filed with the Commission on November 15, 2005, February 14, 2006 and May 16, 2006, respectively;

(c)	The Registrant’s Current Reports on Form 8-K filed with the SEC on August 24, 2005, September 30, 2005, October 21, 2005, November 8, 2005, November 9, 2005, November 10, 2005, December 15, 2005, February 1, 2006, March 3, 2006, April 27, 2006, May 3, 2006, May 9, 2006, June 12, 2006, June 13, 2006, June 16, 2006, and on Form 8-K/A filed on June 23, 2006;

(d)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Annual Report referred to in (a) above; and

(e)	The description of the Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on October 31, 1995 pursuant to Section 12(g) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents, provided, however, that the Registrant is not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

Any document, and any statement contained in a document, incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated on deemed to be incorporated by reference herein, modifies on supersedes such document or statement. Any such document or statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference in this prospectus may be obtained from us without charge and will be provided to each person to whom a prospectus is delivered. You may obtain a copy of the documents by submitting a written request to Adept’s Corporate Secretary at 3011 Triad Drive, Livermore, California 94551 or by calling Adept at (925) 245-3400. Additional information about us is available at our web site located at http://www.adept.com. Information contained in our web site is not a part of this prospectus.

731,251 Shares

Adept Technology, Inc.

Common Stock

PROSPECTUS

August 9, 2006